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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** AND ENDING **12/31/2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KTA CAPITAL, LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E 42nd St. Floor 11
(No. and Street)

New York	**New York**	**10017-5659**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Tablis **646-707-4177**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN & SCHAEFFER, P.C.

(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Eugene Tablis, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KTA Capital, LLC, as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Eugene Tablis
Signature

CEO
Title

Subscribe and Sworn to, before me
On this 24 **day of** Feb **2010**

Notary Public

MARTHA J. NUTMAN
Notary Public, State of New York
No. 31-4841675
Qualified in New York County
Commission Expires April 30, 2011

Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

Independent Auditors' Report

Chief Executive Officer
KTA Capital, LLC.

We have audited the accompanying statement of financial condition of KTA Capital, LLC., (the "LLC") as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KTA Capital, LLC. as of December 31, 2009, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Cohen & Schaeffer P.C.

New York, New York
February 22, 2010

KTA CAPITAL, LLC.

Statement of Financial Condition

As of December 31, 2009

Assets

Cash and cash equivalents	$	21,490
Prepaid expenses and other receivables		427
Total assets	$	21,917

Liabililties and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,780
Total liabilities		8,780
Member's equity		13,137
Total member's equity		13,137
Total liabilities and member's equity	$	21,917

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Income

Year Ended December 31, 2009

Revenues:		
Service fees	$	256,511
Trading gains		30,039
Other income		29,815
Total revenue		316,365
Expenses		
Professional fees		47,238
Compensation		140,960
Communication		16,612
Occupancy		35,246
Travel and entertainment		30,902
Office expenses		12,623
Regulatory fees		1,648
Other		23,612
Total expenses		308,841
Net income	$	7,524

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Changes in Member's Equity

December 31, 2009

Member's equity, January 1 ,2009	$	56,016
Net income		7,524
Less: Member's distributions		(50,403)
Member's equity, December 31, 2009	$	13,137

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	7,524
Adjustments to reconcile net income to net cash used in operating activities:		-
Decrease (increase) in operating assets		
Prepaid expenses and other receivables		(87)
Increase (decrease) in operating liabilities		
Accounts payable and other liabilities		(28,841)
Net cash used in operating activities		(21,404)
Cash flows from financing activities		
Member's distributions		(50,403)
		(50,403)
Net cash decrease		(71,807)
Cash and cash equivalent at beginning of year		93,297
Cash and cash equivalents at end of year	$	21,490

See accompanying notes to financial statements.

KTA CAPITAL, LLC.

Notes to Financial Statements

As of December 31, 2009

Note 1 - General Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (the"SEC"). The Company became a registered broker-dealer by succession, having succeeded to the registration of its wholly-owned subsidiary KTA Capital (USA), LLC having acquired substantially all of its business and assets on July 26, 2008 and is a member of the Financial Industry Regulatory Authority.

The Company engages primarily in private placements and M & A advisory services. The Company's results of operations and financial condition are affected by general trends in the US based economy.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds with a maturity date of three months or less. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted ("GAAP") in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes

The Company is subject to all state and local taxes applicable to a Limited Liability Company through its members.

Revenue recognition

The Company recognizes revenue at the time that an agreement is entered into and at various stages of the agreement.

Note 3 –Concentrations of Credit Risk

The Company engages in private placement agency and M & A advisory activities. It does not hold customer funds or undertake trading. As a result, it is not exposed to counterparty risks, other than in connection with its cash deposits with banks.

The Company has in the past and may in the future maintain cash balances at a regulated financial institution in excess of the FDIC-insured limits. These balances when they occur may be exposed to certain risks.

Note 4 - Net Capital Requirement

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6 - 2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2009, the Company had net capital of $12,710 which exceeded requirements by $7,710. The ratio of aggregate indebtedness to net capital was .69 to 1.

KTA CAPITAL, LLC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c-3-1 Under the Securites Exchange Act of 1934

December 31, 2009

Total Ownership Equity Per Statement of Financial Condition	$	13,137
Non allowable Assets:		
Prepaid expenses		427
Total non allowable		427
Net capital before haircuts on securities positions		12,710
Haircuts on securities positions		
Net capital		12,710
Computation of Net Capital Requirement:		
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $8,780 or $5,000		5,000
Excess net capital	$	7,710
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	8,780
Percentage of aggregate indebtedness of net capital		69%

There are no differences between the computation required pursuant to Rule 15c-3-1 and the corresponding computation prepared by the Company and included in the Company's amended unaudited Form X-17A-5 Part II filing as of December 31, 2009.

Supplementary Information

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Chief Executive Officer
KTA Capital, LLC.

In planning and performing our audit of the financial statements and supplementary information of KTA Capital, LLC ("LLC") as of and for the year ended December 31, 2009 (on which we issued our report dated February 22, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than consequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the chief executive officer, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 22, 2010

COHEN &
SCHAEFFER
P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Chief Executive Officer
KTA Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by KTA Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating KTA Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). KTA Capital, LLC's management is responsible for the KTA Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries. C & S obtained traced and agreed payment to a copy of the cancelled check. No differences noted in relation to the amount stated on the check and in the general ledger and the amount in Form SIPC-7T.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences; C & S agreed the payment made during the year for $244 and the accrued balance of $322 as reported in the Statement of Income to the total reported on Form SIPC-7T of $566. No differences were noted;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; C & S noted that an amount of $322 was correctly calculated and accrued for at December 31, 2009. There are no differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; C & S proved the arithmetical accuracy of the total reflected in Form

SIPC-7T by recalculating the SIPC fee payable for the year, using the general assessment rate and agreeing the calculation the Company's general ledger. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. Not applicable.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.

Cohen + Schaeffer P.C.

New York, New York
February 22, 2010

SIPC-7T
(29-REV 12 09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12 09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067791 FINRA DEC
KTA CAPITAL LLC 6*6
C/O ELLENOFF GROSSMAN
150 E 42ND ST 11TH FL
NEW YORK NY 10017-5612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Eugene Tablis 6467074177

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 566

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (244)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 322

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 322

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 322

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 226,550
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 226,550
2e. General Assessment @ .0025	$ 566
	(to page 1 but not less than $150 minimum)

KTA CAPITAL, LLC.
(S.E.C. I.D. No. 8-67791)
Report Pursuant to Rule 17a-5(d)
and
Independent Auditors' Report
and
Supplemental Report On Internal Control
and
Supplemental Report On SIPC
Year Ended December 31, 2009

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS